FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: January 23, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Kyocera Mita takeover offer for TAAG shares successful

January 23, 2009

Kyocera Mita takeover offer for TAAG shares successful

Kyocera Mita Corporation (President: Katsumi Komaguchi, “Kyocera Mita”) had previously announced on November 18, 2008 that it would submit a voluntary public takeover offer (“Takeover Offer”) to the shareholders of TA Triumph-Adler AG (Spokesman of the Management Board: Robert Feldmeier, “TAAG”).

The acceptance period of such offer which started on December 16, 2008 expired on January 13, 2009. As end of the acceptance period, the Takeover Offer has been accepted for 11,799,656 TAAG shares. This corresponds to approximately 21.31% of the share capital and of the voting rights of TAAG. Together with the 37,320,235 shares (approximately 67.39% of all shares) which the company holds directly, Kyocera Mita now has secured a total shareholding of approximately 88.69% in TAAG.

By January 21, 2009, the European Commission and South Africa’s antitrust authorities have approved the purchase of shares in TAAG by Kyocera Mita. Following these approvals, TAAG has become a consolidated subsidiary of Kyocera Mita.

Contact

Kyocera Mita Corporation

Mr. T. Kawasaki

c-com@kyoceramita.co.jp

January 23, 2009

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Kyocera Mita takeover offer for TAAG shares successful

Kyocera Mita Corporation, which is our subsidiary, announced “Kyocera Mita takeover offer for TAAG shares successful” on January 23, 2009.

For details, please see the following press release.